Filed by American Realty Capital Healthcare Trust, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended.

Subject Company: American Realty Capital Healthcare Trust, Inc.

Commission File No. for Registration Statement on Form S-4: 333-198789

YOUR VOTE IS IMPORTANT

PLEASE VOTE YOUR PROXY TODAY

December 26, 2014

Dear Fellow Stockholder:

By this time, you should have received proxy materials for the special meeting of the stockholders of American Realty Capital Healthcare Trust, Inc. (“HCT”), to be held on January 15, 2015.

According to our latest records, we have not received your voting instructions for this important meeting. For your convenience we have enclosed a duplicate proxy or voting instruction form for your use in voting. Please vote promptly by telephone, via the internet or by mail following the instructions below to ensure that your shares are represented at the meeting.

For the reasons set forth in the Proxy Statement/Prospectus dated December 15, 2014, the HCT board unanimously recommends that you vote “FOR” all proposals.

Please use one of the following simple methods for promptly providing your voting instructions:

1.	Internet: Have the control number listed on the enclosed proxy card or voting instruction form ready and follow the online instructions at www.proxyvote.com.

2.	Telephone: Have the control number listed on the enclosed proxy card or voting instruction form ready and call (800) 690-6903.

3.	Mail: Sign, date, mark and return the enclosed proxy cards or voting instruction form in the postage-paid return envelope provided.

We urge all HCT stockholders to read the Proxy Statement/Prospectus carefully and in its entirety before voting your shares.

If your shares have already been voted, please disregard this letter and accept our thanks.

We appreciate your cooperation and continued support.

Sincerely,

/s/ Thomas P. D’Arcy

Thomas P. D’Arcy

Chief Executive Officer

Additional Information about the Proposed Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Ventas, Inc. (“Ventas”) has filed with the SEC a registration statement on Form S-4, as amended, which contains a proxy statement of HCT and a prospectus of Ventas, and each party will file other documents with respect to Ventas’s proposed acquisition of HCT. The registration statement on Form S-4, as amended, contains a preliminary proxy statement/prospectus and was declared effective by the SEC on December 15, 2014, and the definitive proxy statement/prospectus was mailed to HCT’s stockholders beginning on December 15, 2014. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors may obtain free copies of the registration statement, the definitive proxy statement/prospectus and other relevant documents filed by Ventas and HCT with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ventas with the SEC are also available free of charge on Ventas’s website at www.ventasreit.com, and copies of the documents filed by HCT with the SEC are available free of charge on HCT’s website at www.archealthcaretrust.com.

Participants in Solicitation Relating to the Merger

Ventas and HCT and their respective directors and executive officers may be deemed participants in the solicitation of proxies from HCT’s stockholders in respect of the proposed transaction. Information regarding Ventas’s directors and executive officers can be found in Ventas’s definitive proxy statement for Ventas’s 2014 annual meeting of stockholders, filed with the SEC on April 4, 2014. Information regarding HCT’s directors and executive officers can be found in HCT’s definitive proxy statement for HCT’s 2014 annual meeting of stockholders, filed with the SEC on April 28, 2014. Additional information regarding the interests of such potential participants has been included in the registration statement and the definitive proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction. These documents are available free of charge on the SEC’s website and from Ventas or HCT, as applicable, using the sources indicated above.